FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Shareholder meeting resolutions

Santiago, April 29, 2009

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

Dear Sir,

We inform you that Banco Santander Chile’s Annual Shareholders’ Meeting was held on April 28, 2009 at 5:00pm, at the Bank’s main office at Bandera 140, 12 floor, in Santiago. The following matters were approved by shareholders:

1.
Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, Deloitte Auditores y Consultores Limitada, and the Notes corresponding to the financial year ending December 31st of 2008.

2.
The allocation of 65% of 2008 net income attributable to shareholders as a dividend of Ch$1.13185985 per share, which will be paid beginning on April 29, 2009 at the Bank’s branches throughout Chile. Attributable net income to shareholders in 2008 totaled Ch$328,145,546,046. A total of 188,446,126,794 shares have the right to receive this dividend, identified as No. 24, to be paid to holders on record (in Chile) as of April 23, 2009. The official announcement of this dividend will be published in the El Mercurio newspaper of Santiago.

3.	Deloitte & Touche Sociedad de Auditores y Consultores Limitada was designated as external auditors for the 2009 period.
4.	Approval of the nomination of Vittorio Corbo Lioi and Jesus María Zabalza Lotina to the Board of Banco Santander Chile and the appointment of Juan Pedro Santa María as an Alternate Director.
5.	The remuneration of the Board of Directors was approved for 2009. It was unchanged from the previous year.
6.	A summary of the Audit Committee’s activities in 2008 was informed to shareholders and the 2009 budget was approved. No expenses were incurred in 2008 by this Committee.
7.	Shareholders were informed of related party transactions and significant events registered in 2008 and detailed in the Annual Report.

Sincerely,

Oscar Von Chrismar Carvajal
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
By:	/s/
Name:	Gonzalo Romero A.
Title:	General Counsel
Date: May 6, 2009